
Save the future. Save for yours.
Sphere

SPHERE

Working to move $1T of 401(k) funds out of fossil fuels, featured in Forbes & FastCompany

OVERVIEW DETAILS POSTS WHAT INVESTORS SAY ASK A QUESTION

Highlights

VC-Backed
Raised $250K or more from a venture firm

Repeat Founder
Started a prior company with $2M+ in funding or revenue

Investment Memo
An investor has written an Investment Memo

Regular Updates
Founders have a strong track record of investor updates.

1. Offering climate-friendly funds that can check the boxes of what 401(k) fiduciaries look for.

2. $40M AUM. Featured in Forbes, FastCompany, Morningstar, TechCrunch, SF Chronicle, and more.

3. 150M views on viral campaign and working with 500+ celebrities to bring awareness to the issue.

4. 378% Year-over-Year growth in fund revenue.

5. Just got added to Fidelity and Schwab. Available on over 250 401(k) plans and growing.

6. Backed by VCs Pale Blue Dot, Fairbridge, Knickerbocker, Climate Capital, and more.

7. Second-time founder with first company valued over $1B.

8. Team with decades of experience in values-aligned investment management at BofA, US Bank, and more.

Featured Investors



Fairbridge Park

Invested $150,000 ⓘ

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Syndicate Lead

Fairbridge's purpose is to eradicate humanity's widest progress gaps by investing in Founders who are deploying technology to build startups that confront big problems in foundational areas of Health & Wellness, Economic Mobility, and Planetary Wellness.

fairbridge.vc

David Tswamuno, Founder & General Partner

"When we invest in companies, we are focused on backing founders with the passion and capability to bridge society's widest progress gaps and Alex is the best founder we could find in the climate space. Sphere as a company is broadening access to climate investments to the masses and catalyzing a massive shift of capital towards sustainable resources. The potential for return and impact is significant. We are privileged to work with Alex and her brilliant team!"

significant. We are privileged to work with Alex and her brilliant team!"



Pale Blue Dot

Invested $1,100,000

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Notable Investor

Pale Blue Dot invests in seed-stage climate tech startups that reduce and reverse the climate crisis and help us prepare for a new world. They have raised two funds with a total of $200M to invest in early-stage companies in Europe and the US.

paleblue.vc

Heidi Lindvall, General Partner and Co-founder

"People are worried about climate change. In fact, over 80% of people in America are worried, crossing both Republicans and Democrats. But worrying won't get us anywhere, tangible solutions will. And there's one solution sitting in plain sight that no-one has yet solved: where we put our retirement dollars. There's a reason no-one has solved it. It's thorny, complicated, and a hugely ambitious project. But when we met Alex, we knew we had met the right woman for the job. Ambitious, deeply conviction-driven, and a measured force of nature - we knew we wanted to support her journey as she set about changing the future of finance for the better."

View Investment Memo



Cool Climate Collective

Invested $50,000

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Cool Climate Collective collectively supports visionary entrepreneurs architecting systemic solutions that catalyze prosperity, fortifying the pillars of a prospering society for our climate-forward future.

coolclimatecollective.com

Tristan Pollock, Founding Partner

"I invested in Sphere because accessibility to socially responsible investing will not only make the world more money, it will make it better."



Carmel Rafaeli



Invested $2,500

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Carmel is the founder of The Table, bringing more venture investing to women-founded climate companies. She is an investor and entrepreneur with a background in radio news production

companies. She is an investor and entrepreneur with a background in radio news production, marketing communications, eCommerce, and hospitality.

"I invested in Sphere because of how much I was impressed by the vision and by Alex. I believe that a substantial part of supporting the climate transition is financial and Sphere is building the tools that will enable a systematic change to the old school financial structures."



Knickerbocker Financial Group

Invested $50,000

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Knickerbocker Financial Group is a New York based venture investment and family office capital network. It invests in next-gen digital businesses (Block-chain, Fin-tech, Digital Media & Marketplaces, and ClimateTech/ESG).
knickerbockerfg.com

Stanley Goldstein, Managing Partner & Chairman

"I invested in Sphere to put my money where my mouth is. Educating the public about climate change has always been important to me. The most effective way to get action here is through financial incentives and disincentives and so 401k investments are the perfect pathway. Sphere can make a huge difference in this sphere."



Kareem Dabbagh in

Invested $150,000

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Kareem is a Managing Partner for VoLo Earth Ventures and co-leads the investment team. Prior to co-founding the Firm, he served in roles integral to the success of multiple high-profile startups in solar, including SolarCity, Sunrun, and Aurora Solar.

"I invested in Sphere because I believe that consumers need better, and cheaper choices for decarbonizing their investment portfolio. I invested in Sphere because Alex and her teammates are rockstars. I invested in Sphere because we need to hold corporations accountable for their actions."



Etosha Cave in

Invested $5,000

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Dr. Etosha Cave is co-founder and CSO of Twelve, a new kind of chemical company built for the climate era that is making everyday products from air, not oil.

"Sphere is giving people more control over the impact of their investments, allowing them to align

their financial goals with their values. I'm excited about the potential Sphere has to make a real difference, both for individual investors and for our planet. I believe that by investing in companies like Sphere, we can help accelerate the transition to a more sustainable future."

 **Craig Micon** in
Invested $5,000 ⓘ

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Craig works with companies who challenge the status quo to improve their business and customer experience. He has done this for 10+ years with high growth companies in product leadership roles.

"I invested in Sphere because it's an incredibly simple method to align financial incentives with environmental impact. Many environmental startups ignore the incentive alignment problem and instead focus on a moral imperative. I think that's unrealistic and prefer Sphere's approach. As a serial early stage startup person myself, the simplicity of the solution spoke to me. Also, Alex is amazing."



Other investors include Climate Capital   Notable   , Eunoia Capital Partners, Jeremy Yap, Tod Hynes & 254 more

Team

 **Alex Wright-Gladstein** Founder and CEO

Founding CEO of MIT tech spinout Ayar Labs, which is worth over $1B and cuts the energy use of AI in half by using light to move data between chips. MIT MBA.

 **Jason Britton** Chief Product Officer

Former head of sustainable investing at Bank of America Merrill Lynch. Professor of sustainable investing. Yale MBA.

 **Doug Burnett** Chief Creative Officer

Named top 25 art director in the world. Creator of ad campaigns for Coca-Cola, Samsung,

Kellogg's. 2x winner of Webby Best Good Cause Campaign of Year.

Climate-friendly investing for all


Sphere
Climate-friendly options
for every 401(k)
Sphere is a registered public benefit corporation

Making climate-friendly options available on 401(k)s

As CEO of Ayar Labs, it took Sphere founder Alex Wright-Gladstein over 3 years to get a single climate-friendly option on her company's 401(k) plan. It turns out she wasn't alone. Climate-friendly funds just weren't checking the boxes of what 401(k) fiduciaries were looking for. So she started Sphere, which makes climate-friendly funds that are easy to add to existing 401(k) plans and that are designed to check the boxes of what 401(k) fiduciaries need to see. Sphere also helps companies understand the climate impact of their investments with the AtmoSphere platform, which calculates the emissions from 401(k)s and helps sustainability and HR teams understand how to reduce those emissions.

The Problem: We're all forced to invest in fossil fuels

The vast majority of Americans consider climate change a threat, but 99% of Americans with a 401(k) have to invest in fossil fuels. Why? They have no other options. When you have a 401(k), you're often investing in lots of different companies across different industries. And for over 99% of people, that includes the oil and gas industry. The worst part is, it gives fossil fuel companies $1 trillion dollars. Our 401(k) money accounts for 1/5th of all investments in fossil fuel companies.



The 401(k) system keeps us stuck in the status quo

Alex Wright-Gladstein was running what is now a $1B+ climate tech company called Ayar Labs. But even as CEO, it took her three years of pushing just to get one climate-friendly fund in her company's 401(k) menu . And it turns out she wasn't alone. Not only were other climate tech founders like herself looking for these solutions, but there were entire social movements at big tech companies, including Google, Apple, and Microsoft, asking for these options.

There were two reasons they weren't getting them:

Funds need to check a lot of boxes to get on 401(k)s.

Climate funds can have trouble checking those boxes.

There are [lots of law suits](#) in the 401(k) industry, where employees sue their employers, most often for having funds that are too expensive in their 401(k) menus. Climate-friendly funds tend to be actively managed and [expensive](#). It's no surprise they've had trouble breaking into the 401(k) market.



It turns out fossil fuels have not been a good investment

When ESG (Environment, Social, Governance) funds started to grow in popularity, the fossil fuel industry [lobbied](#) to push the belief that climate-friendly investing has bad financial returns. We kept hearing from [Fox News](#) to the [Senate floor](#) that you had to choose between investing with your progressive values or investing for good returns. But all the noise was created by fossil fuels lobbyists distracting us from this fact:

Fossil fuels have had the worst performance of any sector of the US Economy.

Oil & Gas has had the lowest returns

Oil & Gas has had the highest volatility

Consumer Staples




Source: Performance and volatility data from Sept 2014 to Sept 2023 for the ETFs with the following tickers: IYC, IYW, IYH, IYK, IDU, IYM, IYF, IYJ, and IYE. Inspired by the sector performance and volatility data presented by S&P Global for the decade from 2010 to 2020, here.

Our Solution: A climate-friendly fund that can check the boxes 401(k) fiduciaries need to see

We offer a climate-friendly fund that can finally check the boxes that 401(k) fiduciaries look for: it's diversified, it's reasonably priced, and it can be added to any 401(k) plan without requiring companies to switch 401(k) providers.



RAM is an SEC registered investment advisor



Contents

Overview

Sphere 500 Climate Fund | SPFFX

Top 500 US Companies

The fossil fuel sector has been the most volatile of the S&P 500 for the past decade. Stranded asset risk further jeopardizes investments as regulations and consumer backlash speed up the transition away from fossil fuels and towards renewable energy.

Expense ratio

7 bps

Performance similar to benchmark

99% correlation to the S&P 500

Exclusions

Fossil fuels	Deforestation	Private prisons
Tobacco	Civilian firearms	Weapons manufacturers

Voting for the planet

Sphere pools investor voices to vote in favor of climate-related shareholder proposals at the companies it invests in. This pushes some of the biggest companies in the economy to do better on climate, which can grow the long-term value of companies by helping to protect against climate risks and helping them succeed in a changing world.



Background

Sphere founding story

Over 72% of Americans believe global warming is happening, but 99% of Americans with 401(k) retirement savings do not have the option to invest in climate-friendly funds, or funds that avoid owning fossil fuel companies.





Alex Wright-Gladstein spun her prior company, Ayar Labs, out of MIT - it has raised over $350M and makes data centers and supercomputers more energy efficient by using light to move data between chips.

While running Ayar Labs, Alex wanted to offer a fossil fuel-free 401(k) option to employees, but found that a number of factors made this difficult to accomplish. It took three years to get a single climate-friendly option.

This started her on the journey of starting Sphere, which works to give investors a climate-friendly option without compromising on fees or diversification.

Alex Wright-Gladstein
Sphere Founder and CEO
Founding CEO of MIT spinout Ayar Labs*, which is worth over $1B

Sphere ownership
Majority woman-owned
64% owned by founder
20% owned by VCs
16% owned by employees

*Ayar Labs is not affiliated with Our Sphere, Inc and does not share ownership. Alex Wright-Gladstein served as CEO of Ayar Labs prior to the founding of Our Sphere, Inc.

Fossil fuels have had the worst returns of any sector

This trend is likely to accelerate in the future, given accelerating demand for renewables.

Hypothetical growth of $10k in each S&P Sector Index over the past 10 years



$80,000
$60,000
$40,000
$20,000
$0
Tech
Consumer Discretionary
Healthcare
Industrials
Financials
Materials
Consumer Staples
Real Estate
Utilities
Fossil Fuels
3/31/2015
9/30/2016
3/30/2018
9/30/2019
3/31/2021
9/30/2022
3/29/2024

Source: S&P Global sector index total return data for March 2015 - March 2025. Fossil Fuel data is S&P Energy sector index data.
Past performance is no guarantee of future results.

Fossil fuels have also been the most volatile

Short periods of outperformance have made headlines. Subsequent underperformance hasn't.

S&P Sector Index Volatility 2015-2025



Materials
Consumer Disc
Healthcare
Industrials
Financials
Consumer Staples
Utilities
Real Estate
Information Tech
Fossil Fuels
0%
2%
4%
6%
8%
10%
12%
14%
16%
18%

Source: S&P Global sector index total return data for March 2015 - March 2025. Fossil Fuel data is S&P Energy sector index data.

Past performance is no guarantee of future results.

Leading institutions have decided to stop investing in fossil fuels

We help make that option available to everyone.

"As climate change intensifies, natural disasters and warming temperatures can lead to declines in asset values that could cascade through the financial system. These impacts are not hypothetical. They are already playing out."

Janet Yellen, US Secretary of Treasury

Speech at the Center for Strategic and International Studies in Washington D.C. Feb. 9, 2023.





"New York State's pension fund is at the leading edge of investors addressing climate risk, because we believe investing for the low-carbon future is essential to protect the fund's long-term value."

Thomas DiNapoli, NY State Comptroller

Announcing the NY State pension fund divestment from fossil fuels on Dec. 9, 2020



"We believe hanging on to fossil fuel assets is a financial risk. That's why we will have made our $13.4-billion endowment "fossil free" as of the end of this month, and why we think our $70-billion pension will soon be that way as well."

Jagdeep Singh Bacchar & Richard Sherman

University of California's chief investment officer and chairman of the UC Board of Regents' Investments Committee, Sept.17, 2019

"We will be living in a dramatically different Maine and a different world in 2050....Temperatures will be hotter, sea level will be higher and storms will be worse. MainePERS can and should do more to implement the law, protect our retirement savings and help protect our future."

Rep. Maggie O'Neil (D-Saco), State of Maine

Letter to Members of the Labor and Housing Committee on Mar. 14, 2024



The Sphere 500 Climate Fund

Top 500 US companies

SPFFX invests in the top 500 US companies by market capitalization, minus fossil fuel and other screens, as defined by independent non-profit As You Sow.

As You Sow

SPFFX uses As You Sow research and data for its six screens. As You Sow is one of the nation's non-profit leaders in shareholder advocacy. Founded in 1992, they harness corporate responsibility and shareholder power to help improve the long-term value of companies.

BITA

BITA calculates the Sphere 500 Fossil-Free Index. BITA's team of quantitative engineers has extensive experience working at some of the largest index providers and quantitative asset managers.

- 500 largest US companies
- Removed fossil fuel companies
- Removed deforestation, tobacco, civilian firearms, military weapons, and private prisons.

410 / 500
Holdings

Reflection Asset Management

Reflection Asset Management (RAM) is the Registered Investment Advisor managing the fund. Led by ESG industry leader Jason Britton, RAM specializes in values-aligned investing with over $5.8bn in Assets Under Advisement.



US Bank

As the custodian for the fund, US Bank holds the cash and stocks in the fund.

Ultimus

Ultimus is the fund administrator and distributor.

Voting for climate can improve long-term value

SPFFX uses the As You Vote proxy voting service.



We give clients' dollars a voice.

The Sphere 500 Climate Fund strives to vote its shares in the long-term economic best interest of shareholders, which aligns with taking climate action. It does so by using a voting service offered by the shareholder advocacy non-profit As You Sow called As You Vote.

This means that anytime a shareholder vote takes place at a company that the Sphere fund invests in on a topic having to do with climate change, SPFFX votes its shares for the long-term value creation of the company and climate action. This could encourage banks that finance fossil fuel projects to stop financing those projects, or it could encourage logistics companies to replace their delivery fleets with electric vehicles. Using As You Vote allows SPFFX to vote shares thoughtfully without employing in-house researchers, offering a cost-effective way to help protect the long-term value of investments.





Investment Advisor Overview

Reflection Asset Management

Reflection Asset Management is a wealth management firm specializing in values-aligned investing. In addition to RAM's full suite of asset allocation and portfolio construction advisory services, RAM also provides Investment Advisory Services to Mutual Fund and ETF sponsors who seek full service portfolio construction and on-going management.

Assets under advisement: $5.8B



Chief Product Officer
Former head of sustainable investing at Bank of America Merrill Lynch

Prof. Jason Britton, MBA, CSFA

Jason Britton is the founder and CIO of Reflection Asset Management. With five patents/trademarks to his name, Jason has advised on over $10 billion in ESG assets throughout his multi-decade career. He previously served as the Senior Managing Director and Head Portfolio Manager for the US Trust Bank of America Social Innovation products, where he worked with mission-driven organizations and created custom managed account products. In addition to being a prolific author of ESG thought leadership pieces, Jason has lectured at top universities such as Harvard, Yale, MIT, Wharton, and UCLA. Jason holds a BSBA from Georgetown University's McDonough School of Business and an MBA from the Yale School of Management, and he also has a Certified Sustainability Financial Analyst Designation and an Advanced Certificate in Impact Measurement and Management from Duke University.

 

We believe offering a low-cost, climate friendly S&P 500 alternative is filling an important gap

Environmentally-friendly funds are often priced at a premium
SPFFX is priced 8.5x lower than most climate-friendly funds, and is more in line with standard index funds at 0.07bps expense ratio. This pricing is intended to make it appropriate for 401(k) plans.

Large incumbents in the index fund and ETF space offer few truly fossil fuel-free options
Potential for conflicts and cannibalization may be contributing factors.

SPFFX is easy to add to existing 401(k) plans
SPFFX is designed to be added to existing 401(k) plans, so you don't have to switch providers to offer a climate-friendly choice.

Expense ratio comparison

0.07% Sphere 500 Climate Fund (SPFFX)

0.61% A typical climate-friendly fund

Source



Sphere 11

Before investing in the Sphere 500 Climate Fund ("SPFFX"), carefully consider the fund's investment objectives, risks, charges and expenses. To obtain a prospectus or summary prospectus which contains this and other information, please visit https://oursphere.org/fund or talk to your financial advisor. Read it carefully before investing.

RISKS AND DISCLOSURE

As with all investments, there are risks involved with investing in SPFFX. **Climate Investing Consideration Risk**-Considerations related to climate risk, such as environmental criteria (*e.g.*, fossil fuel screens), applied to the Index's construction may limit the number of investment opportunities available to the Fund, and as a result, at times, the Fund may underperform funds that are not subject to similar investment restrictions. For example, the Index may exclude certain securities due to climate-focused considerations when other investment considerations would suggest that investing in such securities would be advantageous. The Fund may also underperform funds that invest in the energy and utilities sectors, particularly in times of rising oil, gas and energy prices. Other risks include, but are not limited to general market risk, small fund risk, large cap risk, common stock risk, sector risk, industry concentration risk, passive investment risk, index calculation risk, limited operating history risk, cybersecurity risk, tracking error risk, operation risk, and third-party data risks as it relates to the composition of the Index. For a detailed explanation of the risks associated with SPFFX and the underlying Index, please read the prospectus.

The Sphere 500 Climate Fund tracks the Sphere 500 Fossil-Free Index. The Index is constructed beginning with the largest 500 U.S. companies that trade on regulated U.S. exchanges by market capitalization. The index administrator, BITA GmbH, then eliminates companies from this investable universe using data obtained from As You Sow, an unaffiliated non-profit organization that promotes environmental responsibility through shareholder advocacy. As You Sow eliminates companies from the Index based primarily on their risk profile of being exposed to the fossil fuel industry and secondarily, by other exclusionary screens, including companies engaged in deforestation activities, civilian and military firearms manufacturing and related guns/arms sales, prison and border security operations, and tobacco and e-cigarette manufacturing. The elimination of these companies from the Index is intended to foster and support the climate-focused, social investing goals of the Fund. The fund may invest in companies that use fossil fuels as a part of their business or have used fossil fuels in the past. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Index returns do not reflect the effects of fees or expenses. It is not possible to invest directly in an index.

The performance data quoted represents past performance. Current performance may be lower or higher than the performance data quoted above. Past performance is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that investor's shares, when redeemed, may be worth more or less than their original cost. For performance information current to the most recent month-end, please call toll-free 844-2-SPHERE.

Index performance is discussed for illustrative purposes only as a benchmark for each strategy's performance and does not predict or depict performance of that strategy. While index comparisons may be useful to provide a benchmark for a strategy's performance, it must be noted that investments are not limited to the investments comprising the indices. Each of the strategy benchmark indices are unmanaged and cannot be purchased directly by investors. Past performance does not guarantee future results. No portion of the content should be considered a solicitation to buy or an offer to sell shares of the fund in any jurisdiction where the solicitation or offer would be deemed unlawful under the securities laws of such jurisdiction. The Sphere 500 Climate Fund is distributed by Ultimus Fund Distributors, LLC, member of FINRA and SIPC, which is not affiliated with Sphere or SPFFX. NOT FDIC INSURED NOT BANK GUARANTEED. MAY LOSE VALUE. 14

Please note: Investing in this community round via WeFunder means investing in Sphere, the company that created this index fund. If you invest in this community round, you will not be investing in the index fund.

The 401(k) market is primed for change

There are $30 trillion dollars in retirement savings in the US alone.



$30T
in retirement
savings



$6.4T   401(k) Plans
$2.7T   Other defined contribution plans
$11T   Indvidual Retirement Accounts
$10.2T   Pension plans

Source: [Morningstar](#)

It turns out [77%](#) of Americans who have 401(k)s want to be able to invest for a better climate future.

That means there are **$23 trillion dollars** of retirement savings that want to be able to invest for a better future.

77%
want to invest for a better climate

- Values-aligned
- Not values-aligned

All investments

401(k)

Outside of 401(k)s, [close to one third](#) of all investments are in values-aligned funds. Within 401(k)s, [less than 1%](#) of money is in climate funds. There is a huge amount of pent-up demand for climate-conscious investing in 401(k)s.

We meet people where they are

Any employer can add our products to their existing retirement plan, without having to change providers, because we offer funds that can be made available on any 401(k) platform. All it takes is an email to your 401(k) provider to request the fund be added.

Rather than ask HR teams to go through time-intensive and costly switches from one 401(k) provider to another, we let them stay with their current 401(k) provider and just add climate-friendly options to their existing retirement plans.

Our products look and feel like the funds that are typically offered in retirement plans when it comes to risks, returns, and fees - while also being climate-friendly.

The 401(k) industry offers unique scalable growth

Partnerships offer unparalleled access to large customer bases not available outside 401(k)s. One type of partner in particular, the 3(38) fiduciary, offers access to many employer plans once we are approved for a single 3(38) fund menu. We are already on four 3(38) menus.

We partner with 3(38) fiduciaries

1. Anytime they get a new customer, we get a new customer.
2. These companies outsource fund menu decision-making.
3. We are already on **four** 3(38) menus.

We grow via 401(k) advisor networks

1. 401(k) advisors are the key decision-makers for retirement plan menus.

2. As they get increasing requests for climate-friendly options, they look for options to keep their clients happy.

3. The Sphere funds offer a simple way for them to satisfy their fiduciary duty while offering climate-friendly options.

401(k) advisory groups also offer a scalable path to market - rather than selling our product to an individual investor, or to an individual employer, we can sell to advisors, who can then add our funds to all of their client 401(k) plans. That means one new 401(k) advisor partnership can lead to dozens of new 401(k) plans and tens of thousands of new individual investors as customers.

The 401(k) industry offers a unique opportunity to access large groups of investors, for a few reasons:

A single plan can have tens of billions of dollars in it, meaning getting our funds added to one big plan can result in over a billion dollars being invested in our fund.

Benefits teams compete with each other to attract and retain talent, so if one big company offers our funds, others will follow.

401(k) assets are sticky - once people start investing, they stay. And they automatically invest more every two weeks with their paychecks.



Fortune 500s can domino and fuel massive growth.

All of these companies have existing social movements for climate-friendly 401(k)s. We regularly meet with their leaders.

We have become a leader in this movement

Generating mass awareness is the first step in getting employees to demand a climate option. So we brought together a 35+ member coalition, including 30+ A-List celebrities, to create public awareness campaigns together.


FAST COMPANY
02-07-24
401K Specialist
Climate-Friendly Initiative Aims to Retire Big Oil in 401(k)s
You can join your favorite celebrities in a climate protest taking place solely on social media

A social movement has existed for years, and we have emerged as leaders. Our last campaign got over 25 million views and we expect our next celebrity-fueled campaign to bring even more exposure to this cause.

Employees at companies like Microsoft and Google started organizing to get climate-friendly options on their retirement plans in 2016. They have sent hundreds of emails and petitions with thousands of signatures to their benefits teams. Employees elsewhere are following their example as the movement is growing.

We help companies measure 401(k) emissions

Corporate sustainability teams are starting to pay attention to the emissions from 401(k)s for the first time - and can become a major driver of demand for climate-friendly options.

The Green House Gas Protocol (GHGP) is the gold standard methodology used by both the SEC and its EU equivalent to describe how companies should measure their emissions. The concept of Scope 1, 2, and 3 emissions comes

from the GHGP. They are currently making the first update to the GHGP in 10 years. We jumped on the opportunity and led a mass submission of proposals to add 401(k) emissions to the Scope 3 definition. Once sustainability teams measure emissions from 401(k)s, they'll start working to reduce them.

We're building a platform for measuring, comparing, and improving your company's 401(k) carbon emissions. This will launch as we get closer to the GHGP deadline for requiring companies report their 401(k) emissions.

A 401(k) climate impact platform

AtmoSphere Starter



AtmoSphere Enterprise



AtmoSphere Starter is a free tool that's currently available for anyone to look up their company's 401(k) and understand how much money it has invested in fossil fuel companies. AtmoSphere Enterprise is a paid SaaS platform that we will make available to sustainability teams at large companies to understand the emissions from their 401(k)s and how to reduce those emissions.

Why has no one done this before?

They've tried. But big providers keep falling flat when it comes to offering climate-friendly options. They see "Environmental, Social, and Governance (ESG)" funds as cash cows and charge high fees for them - which is a no-go in the price-sensitive 401(k) market, where excessive fee lawsuits abound. And by investing in fossil fuel companies in their ESG funds, they've created a pervasive impression of greenwashing when it comes to big brand names in finance.

Big providers can't compete on climate.

They have already tried and failed

A **BlackRock** climate fund "holds major oil and gas companies, including Exxon Mobil, Chevron, ConocoPhillips, Marathon Petroleum and Devon Energy."

Source: Pensions & Investments

"**Vanguard** Group is pulling out of a major investment-industry initiative on tackling climate change... facing mounting pressure from Republican U.S. politicians."

Source: Reuters

They're too depedent on fossil fuel money

Big providers have major oil and gas companies as customers, making it hard for them to compete in the climate space.

They vote against 98% of climate related shareholder proposals.

Fund managers cast votes on behalf of their customers shares at investor shareholder meetings. 98% of the time, big providers have voted against climate-related proposals.

It takes a newcomer to create an authentic and trustworthy brand in this space.

Climate-focused asset managers exist, but they use active fund management strategies, having research teams deeply investigate the environmental credentials of every stock, and must charge higher prices as a result. This also boxes them out of many 401(k) plans where low-fee index funds are the norm.



Climate-friendly fund managers exist, but they have a different business model.

In a 401(k) industry with frequent excessive fee lawsuits, expensive actively-managed climate funds struggle to break in.

	FOSSIL-FREE FUNDS	VOTE SHARES FOR CLIMATE	BUSINESS MODEL
Green Century	✓	✓	Active fund management

Parnassus	✓	✓	Active fund management
Calvert	✓	✓	Active fund management
Sphere	✓	✓	Passive fund management

We have been added to over 250 401(k) plans so far, and climate champions everywhere are adding us to more as our social movement grows.



"Companies around the world are making bold climate commitments. Adding Sphere can be a no-brainer part of any climate plan."

Maren Costa
Principal Design Lead at Microsoft
Cofounder of Amazon Employees for Climate Justice

"A climate-friendly 401(k) option shows me my company actually cares about my views and the planet."

Lauren Fraser
Co-founder of RightHandGreen
Formerly at Facebook

"I was excited when so many on my team signed up and even happier when they told me how easy the process was."

Matthew Plante
President at Voltus

What makes us the right people for the job?

Our team is led by a second-time founder with a highly successful first company. With that first company, she broke into the semiconductor industry, which is similar to the 401(k) industry in that it is well-established and notably hard to break into. She doesn't shy away from big challenges, and that grit may make the difference in breaking into the 401(k) market.

In founding Sphere, she teamed up with a financial manager who has decades of experience in values-aligned investing at the biggest asset management firms in the world. He managed values-aligned investment strategies at Bank of America Merrill Lynch and is a professor of sustainable investing. She also teamed up with a creative director who has won countless awards and made

billions of impressions with his creative campaigns.

Together with experienced fund and index managers at US Bank, Ultimus, and BITA, and marketing experts at Buena, this team has decades of financial know-how and movement-building experience - exactly what it will take to make climate-friendly solutions available on every retirement plan.



Leadership team
Alex Wright-Gladstein
Founder and CEO
Founding CEO of MIT tech spinout Ayar Labs, which has raised over $200M in venture funding.*
*Ayar Labs is not affiliated with Sphere
Jason Britton
Chief Product Officer
Former head of sustainable investing at Bank of America Merrill Lynch. Professor of sustainable investing. Yale MBA.
Doug Burnett
Chief Creative Officer
Named top 25 art director in the world. Creator of ad campaigns for Coca-Cola, Samsung, Kellogg's. 2X winner of Webby Best Good Cause Campaign of Year.
Sample of advisors
Shlomo Benartzi
Behavioral economist responsible for boosting 401(k) savings of 25 million Americans
Shireen Muhiudeen
Former CEO of AIG Malaysia; former chair of Malaysia stock exchange; global ESG expert
Rebecca Hourihan
Founder of 401(k) Marketing, content producer for a large portion of 401(k) players
Sphere
Confidential and proprietary
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Sphere's advisory board includes 401(k) industry and climate finance experts who bring decades of experience and social networks to the table.

Why now?

We're running out of time on climate. We have less that five years left to limit warming to 1.5 degrees Celsius. When Alex realized this after hiring her replacement as CEO at Ayar Labs, she started exploring business ideas that could have not only a big impact, but also have that impact quickly.

She had spent most of her life feeling like an outlier, worried about climate change when it felt like most people around her were not. In recent years, with youth-led movements creating the Green New Deal and bringing global warming to the forefront of the national conversation, it felt like that changed. She no longer felt alone. And the data backed that up. Today, over 80% of

Americans are worried about climate change. That's an incredible majority. So why haven't we solved the problem?

As a student at MIT, she had learned about system dynamics - and the fact that we all live within systems that make it hard for us to change our impact alone. We live in neighborhoods that don't have public transit. Electric cars are expensive. Food is sold in plastic packaging. We need those systems to change if we want to truly reverse climate change. Individuals can't fix this alone.

How do we change the system?

Money helps.

She decided to start following the money. She had been annoyed when it had taken over three years to get a single climate-friendly option on the Ayar Labs 401(k) plan, but she hadn't realized the scale of the money that was holding status quo fossil fuel systems in place. Once she learned that there are $30 trillion dollars in retirement savings in the US alone, she realized someone had to do something. And since no one else was, she realized she'd have to do it herself.

Before now, no one had created a solution for the 401(k) climate problem that addresses the sticky law-related problems that have boxed out climate options in the past, like the fact that there are so many excessive fee lawsuits against 401(k)s.

No one had created a solution for the 401(k) climate problem that meets people where they are, without requiring HR teams to go through costly and time-consuming transitions to new 401(k) providers.

No one had created a solution for the 401(k) climate problem in a way that raises awareness so more people can join the army of climate people demanding better options.

Over 80% of Americans are worried about climate change. They're ready for solutions.

They are ready for this solution.

Why you?

Alex's first company spun a technology out of MIT that can cut the energy use of AI in half. Despite that company's success, with customers like NVIDIA, Intel, and AMD and a valuation over half a billion dollars, she has something she wishes she'd done differently.

If she had a chance to do it over, she would have insisted the opportunity to invest early on were opened up to small investors who were early believers in what they were building, not just professional venture investors who represent a small slice of the population.

That's why we're doing it differently this time around. That's why we're offering you the opportunity to join us as an investor today. We would love to have you on the journey.

